                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                               (AMENDMENT NO. 4)*

                              MAJESCO HOLDINGS INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   87305 U102
                                ----------------
                                 (CUSIP Number)

                                Todd Mason, Esq.
               Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
                                 Chrysler Center
                                666 Third Avenue
                            New York, New York 10017
                                 (212) 935-3000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 30, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

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Item 1. Security and Issuer

        This Amendment No. 4 to Schedule 13D relates to the common stock, $.001 par value per share (the "Common Stock"), of Majesco Holdings Inc., a Delaware corporation (the "Issuer"), the principal executive offices of which are located at 160 Raritan Center Parkway, Edison, New Jersey. Nancy J. Ellin, Robert S. Ellin, Atlantis Equities, Inc., the Robert S. Ellin Profit Sharing Plan, and the Robert Ellin Family 1997 Trust (collectively, the "Reporting Persons") hereby amend their statement on Schedule 13D relating to the shares of Common Stock as set forth below.

        The Schedule 13D filed by the Reporting Persons on March 18, 2002, as previously amended (the "Schedule 13D") is hereby amended solely to reflect that on April 30, 2004, as a result of the issuance of 40,675,048 shares of Common Stock by the Issuer (upon the conversion of certain shares of preferred stock outstanding), the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock and accordingly will no longer be required to make filings under Section 13(d) until such time, if ever, as their beneficial ownership exceeds 5%.


                               Page 2 of 3 pages
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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Robert S. Ellin
---------------------------
Robert  S. Ellin


ROBERT  ELLIN  FAMILY  1997  TRUST

By: /s/ Marvin Ellin
---------------------------
Marvin  Ellin,  Trustee


ATLANTIS  EQUITIES,  INC.

By: /s/ Nancy J. Ellin
---------------------------
Nancy J.  Ellin, President


ROBERT  S.  ELLIN  PROFIT  SHARING  PLAN

By: /s/ Robert S. Ellin
---------------------------
Robert  S.  Ellin,  Trustee


/s/ Nancy J. Ellin
---------------------------
Nancy  J.  Ellin


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